UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extension of Exercise Periods for Warrants

Diginex Limited (“Diginex” or the “Company”) previously issued the following warrants of the Company to Rhino Ventures Limited, a Cayman Islands exempted company (“RVL”), which is owned and controlled by Miles Pelham, the Chairman of the Company:

1. 4,170,520 warrants issued to RVL pursuant to a deed dated 15 July 2024 and corrected on 30 January 2026, that are exercisable at a price of US$6.13 per warrant and were exercisable until 27 May 2027 (the “Founders Warrant”), which if fully exercised, will result in the issuance of Ordinary Shares in an amount equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised, and such amount will be prorated in the event of partial exercise of the warrants;

2. On 23 January 2025 the Company issued RVL a warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $1.03 per share, which is equivalent to 100% premium to the initial public offering price per share, which were exercisable until 23 April 2026 (the “IPO Warrant No. 1”),

3. On 23 January 2025 the Company issued RVL a warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $1.28 per share, which is equivalent to 150% premium to the initial public offering price per share, which were exercisable until 23 July 2026 (the “IPO Warrant No. 2”), and

4. On 23 January 2025 the Company issued RVL a warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $1.54 per share, which is equivalent to 200% premium to the initial public offering price per share, which were exercisable until 23 January 2027 (the “IPO Warrant No. 3”)

On March 20, 2026, the Board of Directors of the Company, with Mr. Pelham abstaining, approved and authorized a two year extension to the exercise periods for each of the Founders Warrant, IPO Warrant No. 1, IPO Warrant No. 2, and IPO Warrant No. 3. On March 20, 2026, the Company and RVL executed and delivered: (1) an amendment to the Founders Warrant to extend the exercise period by two years to 27 May 2029 (the “Amended Founders Warrant”), (2) an amendment to the IPO Warrant No. 1 to extend the exercise period by two years to 23 April 2028 (the “Amended IPO Warrant No. 1”), (3) an amendment to the IPO Warrant No. 2 to extend the exercise period by two years to 23 July 2028 (the “Amended IPO Warrant No. 2”), and (4) an amendment to the IPO Warrant No. 3 to extend the exercise period by two years to 23 January 2029 (the “Amended IPO Warrant No. 3”). Copies of the Amended Founders Warrant, the Amended IPO Warrant No. 1, the Amended IPO Warrant No. 2, and the Amended IPO Warrant No. 3 are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, and Exhibit 10.4, respectively, and incorporated herein by reference.

Exhibit No.	Description
10.1	Founders Amended Warrant, dated March 20, 2026.
10.2	Amended IPO Warrant No. 1, dated March 20, 2026.
10.3	Amended IPO Warrant No. 2, dated March 20, 2026.
10.4	Amended IPO Warrant No. 3, dated March 20, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: March 23, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)